

December 13, 2011

<u>Via E-mail</u>
Michael Cohen, Esq.
Vice President and Corporate Secretary
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

> **Re: Caesars Entertainment Corporation**
> **Registration Statement on Form S-1**
> **Filed November 15, 2011**
> **File No. 333-177985**

Dear Mr. Cohen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section "Industry." Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the review process.

2.   Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for rake and lodger. If you must include technical terms in the body of your prospectus that are understood only by industry experts, please concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

Cover Page of Prospectus

3.   Please provide the disclosure required by Item 501(b)(8) of Regulation S-K, including, but not limited to, identifying of your underwriters.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

4.   Please balance your disclosure of significant liquidity by briefly highlighting your total outstanding debt and debt payment obligations for the next 12 months instead of simply referring to your risk factors.

Maximize our core business profitability upon a rebound in net revenues, page 5

5.   We note your discussion here and throughout your filing of identified estimated cost savings from your programs, remaining to be realized as of September 30, 2011. Please clarify what these costs represent, what period you expect to recognize these savings, and how this amount was calculated.

Summary Historical Consolidated Financial Data of Caesars Entertainment Corporation, page 10

6.   We note your disclosure of Property EBITDA and your reconciliation of Net income/(loss) attributable to Caesars to Property EBITDA on page 12. Please tell us how you determined that Net income/(loss) attributable to Caesars is the most comparable GAAP measure to Property EBITDA. Additionally, since you are reconciling your measure to Net income/(loss) attributable to Caesars, it is not clear why your reconciliation would begin with Net revenues, as opposed to the most comparable GAAP measure. Finally, it is not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measure. Please revise your reconciliation to present the most comparable GAAP measure, and reconcile it to Property EBITDA. Refer to Question 102.10 of the Compliance and Disclosure Interpretation, Non-GAAP Financial Measures.

7.   We note that your reconciliation of Property EBITDA to the most comparable GAAP measure includes another non-GAAP measure, Operating profit. If you choose to disclose this measure in future filings, please include the non-GAAP disclosures required by Item 10(e) of Regulation S-K.

8.   On page 146, you indicate that LTM Adjusted EBITDA – Pro Forma differs from the measure calculated in accordance with the CEOC indenture. Please clarify whether the figure disclosed here is greater or less than the amount calculated in accordance with the indenture. Also, it does not appear that you have disclosed the CEOC leverage ratios that may be restrictive to your operations. Please revise to disclose such ratios or explain how your disclosure allows investors to fully understand your ability to comply with the material terms of the CEOC indenture.

9.   Please explain how each adjustment from EBITDA to arrive at Adjusted EBITDA represents meaningful information for investors. Also, please provide more details about the "other non-recurring" adjustment.

Risk Factors, page 18

10.   In the introductory paragraph, you qualify that the risks below are not the only risks facing you. Please revise to clarify that all material risks are presented in this section.

11.   Your risk factor section includes risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

Market and Industry Data and Forecasts …, page 34

12.   We note the statement that you take no responsibility for the data obtained from third parties. Further, you state, with respect to estimates prepared by you, you cannot assure that these estimates are accurate. These statements appear to disclaim the issuer's responsibility for information in the registration statement. Please explain how this is consistent with the liability provisions of the Securities Act or revise the disclosure to remove the disclaimers. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of the third-party data.

Use of Proceeds, page 35

13.   Please confirm whether any part of the proceeds will be used to discharge indebtedness.

Management's Discussion and Analysis …, page 44

14.   Please discuss the potential material impact, if any, of the recent elections in Egypt on your casino operations in that country.

15.   Please discuss the material impact, if any, of the financial crisis in Europe on your operations in England.

16.   We note you disclose the changes in trips, spend per trip, cash average daily room rates and occupancy for the periods compared. Please disclose the actual rates for the

Michael Cohen, Esq., Corporate Secretary
Caesars Entertainment Corporation
December 13, 2011
Page 4

referenced performance measures. Also, please revise to identify and quantify any other key performance indicators that are considered by management.

Consolidated Operating Results, page 45

17. We note you have provided operating measures which you disclose are not in accordance with U.S. GAAP. Please revise your presentation to provide the non-GAAP disclosures required by Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 62

18. Please clarify how you will meet your financial requirements for the next 12 months and in the long-term.

Capital Resources, page 64

19. Please revise your disclosure to discuss the terms and conditions that must be met in order to extend the maturity of the CMBS loans and the Planet Hollywood Las Vegas senior secured loan, and to disclose when these loans will be due if they are unable to be extended. Additionally, please tell us if you are currently in compliance with the terms and conditions you will be required to meet in order to extend these loans.

Guarantees of Third-Party Debt …, page 65

20. Please explain what you mean by "Entertainment Obligations."

21. We note your disclosure on page F-44 that you had total aggregate non-cancelable purchase obligations of $902.2 million as of December 31, 2010, including construction-related commitments. Please tell us whether these amounts are included in the table on page 65, and if so, where they are presented. If these amounts are not included in the table, please tell us why.

Business, page 78

Maximize our core business …, page 82

22. We note your disclosure on page 83 regarding the concepts instituted by your management team. Please provide more detailed disclosure regarding these concepts and how they have assisted you in operating "at consistently high efficiency rates." Further, please provide more details regarding "Project Renewal." Please include the page number for the specific risk factor you are referencing that balances this disclosure.

Macau, page 87

23. Please tell us the book value of the golf course you own in Macau, and whether or not you analyzed this property for impairment during the past 12 months. When analyzing

the property for impairment, please tell us whether or not you consider future cash flows from operations which would require you to obtain a casino operating license or concession.

Management, page 101

24. Please revise to provide all of the disclosure required by Item 401(e) of Regulation S-K for each director.

Executive Compensation, page 107

25. We note that you review compensation paid to executive officers of your peer group. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the median.

26. Please revise to discuss the fixed and variable compensation paid to each named executive officer and how their performance compared to the goals associated with your compensation arrangements. Refer to Item 402(b)(2)(v), (vi) and (vii) and Instruction 4 to Item 402(b).

Exchange Offers, Debt Repurchases and Open Market Purchases, page F-26

27. Please tell us how you have calculated the pre-tax gain as a result of the exchange and tender offers of $4 billion. Please clarify what amounts are included in this number that are not discussed in the preceding paragraph.

Part II. Information Not Required In Prospectus, page II-1

Item 17. Undertakings, page II-4

28. Please revise to include the undertaking required by Item 512(a)(6) of Regulation S-K.

Exhibits

29. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinions with the next amendment, please provide a draft copy for us to review. The draft should be filed as EDGAR correspondence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee at (202)551-3693 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Monica Thurmond, Esq.